SECURE FUTURES, LLC

CONSOLIDATED FINANCIAL REPORT

December 31, 2018

UNAUDITED

TABLE OF CONTENTS

UNAUDITED

BROWNEDWARDS
certified public accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
Secure Futures, LLC
Staunton, Virginia

We have reviewed the accompanying consolidated financial statements of Secure Futures, LLC (the "Company"), which comprise the consolidated statement of assets, liabilities and members' equity – income tax basis as of December 31, 2018, the related consolidated statement of revenues and expenses – income tax basis and the consolidated statement of members' equity – income tax basis for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the income tax basis of accounting; this includes determining that the income tax basis is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with the basis of accounting the Company uses for income tax purposes. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with the basis of accounting the Company uses for income tax purposes.

1909 Financial Drive • Harrisonburg, VA 22801 • 540-434-6736 • Fax: 540-434-3097 • www.BEcpas.com

UNAUDITED

Basis of Accounting

We draw attention to Note 2 of the consolidated financial statements, which describes the income tax basis of accounting. The consolidated financial statements are prepared in accordance with the basis of accounting the Company uses for income tax purposes, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Brown, Edwards & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

Harrisonburg, Virginia
May 20, 2019

SECURE FUTURES, LLC

CONSOLIDATED STATEMENT OF ASSETS, LIABILITIES, & MEMBERS' EQUITY
INCOME TAX BASIS

December 31, 2018

ASSETS

Current Assets		
Cash and cash equivalents	$	470,377
Accounts receivable		291,383
Inventory		40,569
Grants receivable		1,714
Prepaid leases (Note 9)		408,792
Restricted cash		143,619
Total current assets		1,356,454
Other Assets		
Investment in closely held businesses (Note 3)		57,978
Startup costs, net		141,306
Other		12,746
Total other assets		212,030
Property and Equipment, net (Note 4)		5,519,341
Total assets	$	7,087,825

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts payable	$	492,742
Note payable (Note 6)		3,722
Deferred revenue, current (Note 5)		19,473
Developer fees payable, related party (Note 3)		386,261
Current maturities of long-term debt (Note 7)		27,223
Other		11,670
Total current liabilities		941,091
Long-Term Liabilities		
Deferred revenue, long-term (Note 5)		92,108
Long-term debt (Note 7)		503,885
Investments in closely held businesses (Note 3)		466,937
Total long-term liabilities		1,062,930
Total liabilities		2,004,021
Members' Equity		5,083,804
Total liabilities and members' equity	$	7,087,825

See accompanying notes and independent accountant's review report.

SECURE FUTURES, LLC

CONSOLIDATED STATEMENT OF REVENUES AND EXPENSES
INCOME TAX BASIS

Year Ended December 31, 2018

Operating Revenues		
Gain on sale of solar array	$	40,000
Consulting income		88,879
Management fee income		102,463
LATP income		24,500
Grant income		516,500
Recognized PPA/CSGA income		222,760
Pass thru RECs from developer		8,060
Developer fee income		1,242,184
Other income		51,569
Total Operating Revenues		2,296,915
Operating expenses		
Cost of goods sold		84,577
Selling		177,496
Guaranteed payments (Note 8)		14,049
General operating		627,131
Administrative		25,400
Interest expense (net)		16,990
Developer fee expense		1,171,422
Loss from equity method investments		78,746
Other expenses		19,852
Total operating expenses		2,215,663
Net income	$	81,252

SECURE FUTURES LLC

CONSOLIDATED STATEMENT OF MEMBERS' EQUITY
INCOME TAX BASIS

Year Ended December 31, 2018

	Type A Units	Type B Units	Total
Members' equity, December 31, 2017	$ 4,739,865	$ 332,696	$ 5,072,561
Capital contributions	-	13,537	13,537
Net income	76,128	5,124	81,252
ITC basis reductions (Note 4)	(78,278)	(5,268)	(83,546)
Distributions to members	-	-	-
Members' equity, December 31, 2018	$ 4,737,715	$ 346,089	$ 5,083,804

See accompanying notes and independent accountant's review report.

SECURE FUTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 1.   **Description of Business**

Secure Futures, LLC (the "Company") designs and develops solar photovoltaic solutions for commercial and tax-exempt entities located in Virginia. Revenues are derived from the development and sale of solar arrays as well as from the generation and sale of electricity. The Company's ownership consists of two classes of membership, Type A and Type B. Only the Type A class has voting rights.

Note 2.   **Summary of Significant Accounting Policies**

Basis of accounting:

The accompanying financial statements have been prepared on the basis of accounting used by the Company for federal income tax purposes which is a comprehensive basis of accounting other than generally accepted accounting principles (GAAP). The income tax basis of accounting differs from generally accepted accounting principles in that depreciation deductions follow federal income tax laws as explained below as well as the timing of the recognition of certain revenues and expenses. Moreover, certain investments that would be consolidated under GAAP are presented under the equity method of accounting.

Principles of consolidation:

The consolidated financial statements of Secure Futures, LLC include the accounts of the Company as well as 14 single member LLC's. These entities were each organized to hold and operate one solar project. The Company is the sole member of these LLCs. Accordingly, they are treated as disregarded entities for income tax reporting purposes. Significant intercompany accounts and transactions have been eliminated.

Cash and cash equivalents:

All cash and cash equivalents are held in checking accounts. Accounts in the bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times, the Company's cash balance exceeded this coverage.

Certain contracts require the Company to keep cash balances segregated in various lockbox accounts. These balances are classified as Restricted Cash on the consolidated statement of assets, liabilities, and members' equity.

Accounts receivable:

Accounts receivable are stated at the amount of bills outstanding at year-end. Since the financial statements are presented using the income tax basis of accounting, the direct write-off method is used for bad debts, meaning an estimate for uncollectible accounts is not recorded. Instead, accounts are written off when management is certain those amounts will not be collected.

(Continued)

SECURE FUTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 2.   **Summary of Significant Accounting Policies (Continued)**

Inventories:

Inventories are carried at cost, with cost determined principally on the first-in, first-out method. Inventories are made up of component level parts that are then used to build complete units.

Startup costs:

Startup costs consist of those business expenses incurred before commencement of operations. These costs are amortized over 15 years and are reported net of $148,199 of accumulated amortization.

Property and equipment:

Property and equipment are recorded at cost. Depreciation is calculated using the Modified Accelerated Cost Recovery System (MACRS). The lives used for depreciation purposes are those permitted for income tax purposes and therefore, some assets may be depreciated faster than their estimated economic useful lives. Qualifying solar energy equipment is eligible for a 30% federal income tax credit and a cost recovery period of five years.

Income taxes:

The Company files its income tax return as a partnership for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income from the Company is taxed to the members in their individual returns on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Operating Agreement of the Company.

The investment tax credit ("ITC") is based on the amount that the Company invested in solar property and equipment with 30 percent of that cost eligible to be claimed on the Company's federal tax return. Additionally, half of the ITC must be allocated according to the members' interests in the Company.

Revenue recognition:

With the exception of the initial prepayment, revenue is recorded when received as opposed to when earned. The prepayment is presented as deferred revenue and is recognized as income as the funds are earned.

Advertising costs:

Advertising costs are expenses in the period incurred. Advertising expenses amount to $65,974 for the year ended December 31, 2018 and are included in general operating expense on the Consolidated Statement of Revenues and Expenses.

SECURE FUTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 2.   **Summary of Significant Accounting Policies (Continued)**

Subsequent events:

The Company has evaluated subsequent events through May 20, 2019, which is the date the financial statements were available to be issued.

Note 3.   **Investments in Closely Held Businesses**

The Company holds ownership interests in 14 related entities. These investments are accounted for under the equity method. Under this method, the Company accounts for its investment by increasing the carrying value of the investment for contributions made and its share of income earned. Any losses or distributions from the investment decrease the carrying amount of the investment.

Once losses have reduced the carrying value to zero, any additional losses allocated to the investor can only reduce the carrying value to a liability of the investor's amount of debt and contribution guarantees. Any losses which do not reduce the carrying value of the investment are carried forward and are used to offset future income allocated to the investor.

At December 31, 2018, the Company's interest in these closely held businesses was as follows:

Holding	Ownership %	Balance
ASA, LLC	99.90%	$ (22,184)
Preshburg Solar, LLC	1.28%	(96)
Richmond Solar, LLC	1.00%	(341)
Thrifty Solar, LLC	99.00%	(133,979)
Secure Solar Capital	1.00%	436
E2C Solar, LLC	1.00%	57,442
Port Services Solar, LLC	5.00%	(13,571)
Royal Solar, LLC	99.66%	(67,164)
Cougar Solar, LLC	20.00%	(30,592)
Black Ice Solar, LLC	5.00%	(25,640)
Blue Stripe Solar, LLC	5.00%	(35,421)
CPad2 Solar, LLC	5.00%	(4,700)
Lonesome Pine, LLC	100%	100
Augustas Solar, LLC	15.00%	(133,249)
		$ (408,959)

The Company conducts transactions with these entities in the ordinary course of business. At December 31, 2018, the Company owed developer fees to these entities in the amount of $386,261.

SECURE FUTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 4.   **Property and Equipment**

Property and equipment consisted of the following:

Furniture and equipment	$ 68,583
Solar Array Projects	1,367,792
704(b) bookups	5,396,078
Construction in progress	28,660
	6,861,113
Less: Accumulated depreciation	(1,341,772)
	$ 5,519,341

Depreciation expense was $96,829 for the year ending December 31, 2018.

During 2017, the Company elected to write up the value of its assets to fair market value under section 704(b) of the Internal Revenue Code. This write up does not give the members additional basis in the assets of the Company.

Note 5.   **Deferred Revenue**

Deferred revenue consists of the following:

Amounts received in advance for the sale of electricity	$ 111,581
Expected to be earned in one year	(19,473)
	$ 92,108

Note 6.   **Notes Payable**

The Company has an open line of credit at Park View Federal Credit Union in the amount of $100,000 and bears an interest rate of 6.00%. The line of credit is secured by deposit accounts, solar panels located at Eastern Mennonite University, and revenue generated from said panels. The outstanding balance on this note at December 31, 2018 was $3,722.

The Company also has an open line of credit at City National Bank in the amount of $400,000 which bears interest at 4.50%. The line of credit is secured by certain grant proceeds awarded by the USDA. There was no outstanding balance on this note at December 31, 2018.

(Continued)
11

SECURE FUTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 7.   **Long-Term Debt**

Long-term debt consisted of the following:

Note payable to Ford Credit due in monthly installments of $658, including interest at 5.49%, due October 26, 2021. This note is secured by a vehicle.	$ 20,675
Note payable to Park View Federal Credit Union due in monthly installments of $1,225, including interest at 5.50%, with a balloon payment due July 10, 2021. The note is secured by deposits, solar panels located at Eastern Mennonite University, and the electricity revenue from said panels.	132,060
Note payable to City National Bank due in monthly installments of $2,666, including interest at 5.12%, with a balloon payment due February 7, 2024. The note is secured by substantially all assets of Ruckersville Solar, LLC and is guaranteed by the Company.	378,373
	531,108
Less current portion	(27,223)
	$ 503,885

The future principal maturities of long-term debt are as follows:

2019	$ 27,223
2020	28,708
2021	136,766
2022	14,779
2023	15,565
Thereafter	308,067
	$ 531,108

Note 8.   **Guaranteed Payments**

Guaranteed payments are made by the Company to a member without regard to the income earned by the Company during the year. Guaranteed payments in the amount of $14,049 were expensed during the year ending December 31, 2018.

Note 9.   **Sale-Leaseback Agreement**

The Company entered into a ten year sale-leaseback agreement with M&T Bank in 2016. The Company sold two solar arrays for $2,905,502 and now leases the equipment back from M&T in order to sell energy for seven solar projects throughout the state of Virginia.

SECURE FUTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 9.   **Sale-Leaseback Agreement (Continued)**

The Company was also required to prepay rent in the amount of $408,774 by March 2018.

Future rent expense is as follows:

2019	$	168,588
2020		168,588
2021		168,588
2022		203,561
2023		206,045
Thereafter		606,136
Total	$	1,521,506

SECURE FUTURES, LLC

CONSOLIDATED FINANCIAL REPORT

December 31, 2017

UNAUDITED

TABLE OF CONTENTS

BROWNEDWARDS
certified public accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
Secure Futures, LLC
Staunton, Virginia

We have reviewed the accompanying consolidated financial statements of Secure Futures, LLC (the "Company"), which comprise the consolidated statement of assets, liabilities and members' equity – income tax basis as of December 31, 2017, the related consolidated statement of revenues and expenses – income tax basis and the consolidated statement of members' equity – income tax basis for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the basis of accounting the Company uses for income tax purposes; this includes determining that the basis of accounting the Company uses for income tax purposes is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with the basis of accounting the Company uses for income tax purposes. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with the basis of accounting the Company uses for income tax purposes.

124 Newman Avenue • Harrisonburg, VA 22801-4004 • 540-434-6736 • Fax: 540-434-3097 • www.BEcpas.com

Basis of Accounting

We draw attention to Note 2 of the consolidated financial statements, which describes the basis of accounting. The consolidated financial statements are prepared in accordance with the basis of accounting the Company uses for income tax purposes, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Brown, Edwards & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

Harrisonburg, Virginia
March 29, 2018

SECURE FUTURES, LLC

CONSOLIDATED STATEMENT OF ASSETS, LIABILITIES, & MEMBERS' EQUITY
INCOME TAX BASIS

December 31, 2017

ASSETS

Current Assets		
Cash and cash equivalents	$	189,711
Accounts receivable		29,496
Inventory		28,226
Restricted cash		116,322
Total current assets		363,755
Other Assets		
Investment in closely held businesses (Note 3)		57,767
Startup costs, net		161,985
Prepaid leases (Note 9)		447,507
Due from related parties		1,603
Other		3,216
Total other assets		672,078
Property and Equipment, net (Note 4)		5,650,788
Total assets	$	6,686,621

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts payable	$	61,407
Note payable (Note 6)		142,711
Deferred revenue, current (Note 5)		83,811
Current maturities of long-term debt (Note 7)		25,807
Other		15,500
Total current liabilities		329,236
Long-Term Liabilities		
Deferred revenue, long-term (Note 5)		111,117
Developer fees payable, related party (Note 3)		505,136
Long-term debt (Note 7)		530,977
Investments in closely held businesses (Note 3)		137,594
Total long-term liabilities		1,284,824
Total liabilities		1,614,060
Members' Equity		5,072,561
Total liabilities and members' equity	$	6,686,621

See accompanying notes and independent accountant's review report.

5

SECURE FUTURES, LLC

CONSOLIDATED STATEMENT OF REVENUES AND EXPENSES
INCOME TAX BASIS

Year Ended December 31, 2017

Operating Revenues		
Gain on sale of solar array	$	790,686
Consulting income		55,759
Rental income		12,357
Management fee income		69,769
LATP income		10,900
Grant income		125,541
Recognized PPA/CSGA income		196,339
Pass thru RECs from developer		6,598
Income from equity method investments		115,754
Total Operating Revenues	$	1,383,703
Operating expenses		
Selling		139,766
Guaranteed payments (Note 8)		71,399
General operating		1,001,963
Administrative		13,433
Interest expense (net)		27,342
Total operating expenses		1,253,903
Net income	$	129,800

SECURE FUTURES LLC

CONSOLIDATED STATEMENT OF MEMBERS' EQUITY
INCOME TAX BASIS

Year Ended December 31, 2017

	Type A Units	Type B Units	Total
Members' equity, December 31, 2016	$ 1,105,510	$ 74,759	$ 1,180,269
Capital contributions	-	9,734	9,734
Net income	121,771	8,029	129,800
704(b) bookup adjustment, net of $16,179 of ITC basis reductions (Note 4)	3,512,584	254,703	3,767,287
Distributions to members	-	(14,529)	(14,529)
Members' equity, December 31, 2017	$ 4,739,865	$ 332,696	$ 5,072,561

See accompanying notes and independent accountant's review report.

7

SECURE FUTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

Note 1. **Description of Business**

Secure Futures, LLC (the "Company") designs and develops solar photovoltaic solutions for commercial and tax-exempt entities located in Virginia. Revenues are derived from the development and sale of solar arrays as well as from the generation and sale of electricity. The Company's ownership consists of two classes of membership, Type A and Type B. Only the Type A class has voting rights.

Note 2. **Summary of Significant Accounting Policies**

Basis of accounting:

The accompanying financial statements have been prepared on the basis of accounting used by the Company for federal income tax purposes which is a comprehensive basis of accounting other than generally accepted accounting principles (GAAP). The income tax basis of accounting differs from generally accepted accounting principles in that depreciation deductions follow federal income tax laws as explained below as well as the timing of the recognition of certain revenues and expenses. Moreover, certain investments that would be consolidated under GAAP are presented under the equity method of accounting.

Principles of consolidation:

The consolidated financial statements of Secure Futures, LLC include the accounts of the Company as well as 11 single member LLC's. These entities were each organized to hold and operate one solar project. The Company is the sole member of these LLCs. Accordingly, they are treated as disregarded entities for income tax reporting purposes. Significant intercompany accounts and transactions have been eliminated.

Cash and cash equivalents:

All cash and cash equivalents are held in checking accounts. Accounts in the bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times, the Company's cash balance exceeded this coverage.

Certain contracts require the Company to keep cash balances segregated in various lockbox accounts. These balances are classified as Restricted Cash on the consolidated statement of assets, liabilities, and members' equity.

Startup costs:

Startup costs consist of those business expenses incurred before commencement of operations. These costs are amortized over 15 years and are reported net of $148,199 of accumulated amortization.

SECURE FUTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

Note 2.   **Summary of Significant Accounting Policies (Continued)**

Property and equipment:

Property and equipment are recorded at cost. Depreciation is calculated using the Modified Accelerated Cost Recovery System (MACRS). The lives used for depreciation purposes are those permitted for income tax purposes and therefore, some assets may be depreciated faster than their estimated economic useful lives. In 2017, management elected to deduct additional bonus depreciation on current year purchases as allowed by Internal Revenue Code Section 168(k). Qualifying solar energy equipment is eligible for a 30% federal income tax credit and a cost recovery period of five years.

Income taxes:

The Company files its income tax return as a partnership for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income from the Company is taxed to the members in their individual returns on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Operating Agreement of the Company.

The investment tax credit ("ITC") is based on the amount that the Company invested in solar property and equipment with 30 percent of that cost eligible to be claimed on the Company's federal tax return. Additionally, half of the ITC must be allocated according to the members' interests in the Company.

Revenue recognition:

With the exception of the initial prepayment, revenue is recorded when received as opposed to when earned. The prepayment is presented as deferred revenue and is recognized as income as the funds are earned.

Advertising costs:

Advertising costs are expenses in the period incurred. Advertising expenses amount to $87,728 for the year ended December 31, 2017

Subsequent events:

The Company has evaluated subsequent events through March 29, 2018, which is the date the financial statements were available to be issued.

Note 3.   **Investments in Closely Held Businesses**

The Company holds ownership interests in six related entities. These investments are accounted for under the equity method. Under this method, the Company accounts for its investment by increasing the carrying value of the investment for contributions made and its share of income earned. Any losses or distributions from the investment decrease the carrying amount of the investment.

(Continued)

SECURE FUTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

Note 3. **Investments in Closely Held Businesses (Continued)**

Once losses have reduced the carrying value to zero, any additional losses allocated to the investor can only reduce the carrying value to a liability of the investor's amount of debt and contribution guarantees. Any losses which do not reduce the carrying value of the investment are carried forward and are used to offset future income allocated to the investor.

At December 31, 2017, the Company's interest in these closely held businesses was as follows:

Holding	Ownership %	Balance
ASA, LLC	99.90%	$ (6,314)
Preshburg Solar, LLC	1.28%	(83)
Richmond Solar, LLC	1.00%	(237)
Thrifty Solar, LLC	99.00%	(130,960)
Secure Solar Capital	1.00%	437
E2C Solar, LLC	1.00%	57,330
		$ (79,827)

The Company conducts transactions with these entities in the ordinary course of business. At December 31, 2017, the Company owed developer fees to these entities in the amount of $505,136.

Note 4. **Property and Equipment**

Property and equipment consisted of the following:

Furniture and equipment	$ 57,135
Solar Array Projects	1,436,727
704(b) bookups	5,396,078
Construction in progress	93,522
	6,983,462
Less: Accumulated depreciation	(1,332,674)
	$ 5,650,788

Depreciation expense was $128,804 for the year ending December 31, 2017.

During 2017, the Company elected to write up the value of its assets to fair market value under section 704(b) of the Internal Revenue Code. This write up does not give the members additional basis in the assets of the Company.

SECURE FUTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

Note 5.   **Deferred Revenue**

Deferred revenue consists of the following:

Amounts received in advance for the sale of electricity	$	194,928
Expected to be earned in one year		(83,811)
	$	111,117

Note 6.   **Notes Payable**

The Company has an open line of credit at Park View Federal Credit Union in the amount of $100,000 and bears an interest rate of 6.25%. The line of credit is secured by deposit accounts, solar panels located at Eastern Mennonite University, and revenue generated from said panels. The outstanding balance on this note at December 31, 2017 was $4,636.

The Company also has an open line of credit at City National Bank in the amount of $400,000 which bears interest at 4.50%. The line of credit is secured by certain grant proceeds awarded by the USDA. The outstanding balance on this note at December 31, 2017 was $138,075.

Note 7.   **Long-Term Debt**

Long-term debt consisted of the following:

Note payable to Ford Credit due in monthly installments of $658, including interest at 5.49%, due October 26, 2021. This note is secured by a vehicle.	$	27,239
Note payable to Park View Federal Credit Union due in monthly installments of $1,225, including interest at 5.50%, with a balloon payment due July 10, 2021. The note is secured by deposits, solar panels located at Eastern Mennonite University, and the electricity revenue from said panels.		390,385
Note payable to City National Bank due in monthly installments of $2,666, including interest at 5.12%, with a balloon payment due February 7, 2024. The note is secured by substantially all assets of Ruckersville Solar, LLC and is guaranteed by the Company.		139,160
		556,784
Less current portion		(25,807)
	$	530,977

(Continued)
11

SECURE FUTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

Note 7.   **Long-Term Debt (Continued)**

The future principal maturities of long-term debt are as follows:

2018	$	25,807
2019		27,223
2020		28,644
2021		137,012
2022		15,094
Thereafter		323,004
	$	556,784

Note 8.   **Guaranteed Payments**

Guaranteed payments are made by the Company to a member without regard to the income earned by the Company during the year. Guaranteed payments in the amount of $71,399 were expensed during the year ending December 31, 2017.

Note 9.   **Sale-Leaseback Agreement**

The Company entered into a ten year sale-leaseback agreement with M&T Bank in 2016. The Company sold two solar arrays for $2,905,502 and now leases the equipment back from M&T in order to sell energy for seven solar projects throughout the state of Virginia. During 2017, the Company set up a rent reserve of $79,211 to cover rent for seven months.

The Company was also required to prepay rent in the amount of $402,859 by March 2017.

Future rent expense is as follows:

2018	$	168,588
2019		168,588
2020		168,588
2021		168,588
2022		168,588

SECURE FUTURES, LLC

CONSOLIDATED FINANCIAL REPORT

December 31, 2016

UNAUDITED

TABLE OF CONTENTS

UNAUDITED

BROWNEDWARDS
certified public accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
Secure Futures, LLC
Staunton, Virginia

We have reviewed the accompanying consolidated financial statements of Secure Futures, LLC (the "Company"), which comprise the consolidated statement of assets, liabilities and members' equity – income tax basis as of December 31, 2016, the related consolidated statement of revenues and expenses – income tax basis, members' equity – income tax basis for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the basis of accounting the Company uses for income tax purposes; this includes determining that the basis of accounting the Company uses for income tax purposes is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with the basis of accounting the Company uses for income tax purposes. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with the basis of accounting the Company uses for income tax purposes.

Your Success is Our Focus

124 Newman Avenue • Harrisonburg, VA 22801-4004 • 540-434-6736 • Fax: 540-434-3097 • www.BEcpas.com

Basis of Accounting

We draw attention to Note 2 of the consolidated financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the basis of accounting the Company uses for income tax purposes, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Brown, Edwards & Company, L. L. P.

CERTIFIED PUBLIC ACCOUNTANTS

Harrisonburg, Virginia
March 30, 2017

SECURE FUTURES, LLC

CONSOLIDATED STATEMENT OF ASSETS, LIABILITIES & MEMBERS' EQUITY
INCOME TAX BASIS

December 31, 2016

ASSETS

Current Assets		
Cash and cash equivalents	$	531,622
Accounts receivable		3,465
Restricted cash		152,315
Total current assets		687,402
Other Assets		
Investment in closely held business (Note 3)		29,448
Startup costs, net		182,663
Other		353
Total other assets		212,464
Property and Equipment, net (Note 4)		3,809,343
Total assets	$	4,709,209

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts payable	$	399,528
Developer fees payable, related party (Note 3)		845,167
Other amounts due to related parties (Note 3)		25,967
Note payable (Note 6)		165,000
Deferred revenue, current (Note 5)		169,025
Current maturities of long-term debt (Note 7)		13,055
Total current liabilities		1,617,742
Long-Term Liabilities		
Deferred revenue, long-term (Note 5)		1,681,507
Long-term debt (Note 7)		166,390
Investments in closely held businesses (Note 3)		63,301
Total long-term debt		1,911,198
Total liabilities		3,528,940
Members' Equity		1,180,269
Total liabilities and members' equity	$	4,709,209

See accompanying notes and independent
accountant's review report.

5

SECURE FUTURES, LLC

CONSOLIDATED STATEMENT OF REVENUES AND EXPENSES
INCOME TAX BASIS

Year Ended December 31, 2016

Sale of solar arrays	$	2,909,827
Cost of sales		2,310,458
Gross profit		599,369
Operating expenses		
Selling		1,003,278
General operating		718,008
Administrative		13,601
Total operating expenses		1,734,887
Operating loss		(1,135,518)
Other income (expense)		
Rental income		144,239
Management fee income		33,006
LATP income		49,979
Grant income		565,920
Recognized PPA/CSGA income		36,855
Pass thru RECs from developer		2,784
Miscellaneous		71,124
Guaranteed payments (Note 8)		(63,400)
Interest expense		(49,142)
Total other income		791,365
Net loss	$	(344,153)

SECURE FUTURES LLC

CONSOLIDATED STATEMENT OF MEMBERS' EQUITY
INCOME TAX BASIS

Year Ended December 31, 2016

Members' equity, December 31, 2015	$ 1,498,488
Add: Partners' additional investments	131,900
Less: Net loss	(344,153)
Basis adjustment for income tax credit	(105,966)
Members' equity, December 31, 2016	$ 1,180,269

UNAUDITED

SECURE FUTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016

Note 1. Description of Business

Secure Futures, LLC (the "Company") designs and develops solar photovoltaic solutions for commercial and tax-exempt entities located in Virginia. Revenues are derived from the development and sale of solar arrays as well as from the generation and sale of electricity.

Note 2. Summary of Significant Accounting Policies

Basis of accounting:

The accompanying financial statements have been prepared on basis of accounting used by the Company for federal income tax purposes which is a comprehensive basis of accounting other than generally accepted accounting principles. The income tax basis of accounting differs from generally accepted accounting principles in that depreciation deductions follow federal income tax laws as explained below as well as the timing of the recognition of certain revenues and expenses.

Principles of consolidation:

The consolidated financial statements of Secure Futures, LLC include the accounts of the Company as well as 11 single member LLC's. These entities were each organized to hold and operate one solar project. The Company is the sole member of these LLCs. Accordingly, they are treated as disregarded entities for income tax reporting purposes. Significant intercompany accounts and transactions have been eliminated.

Cash and cash equivalents:

All cash and cash equivalents are held in one checking account. Accounts in the bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times, the Company's cash balance exceeded this coverage.

Certain contracts require the Company to keep cash balances segregated in various lockbox accounts. These balances are classified as Restricted Cash on the statement of assets, liabilities, and members' equity.

Startup costs:

Startup costs consist of those business expenses incurred before commencement of operations. These costs are amortized over 15 years and are reported net of $127,520 of accumulated amortization.

(Continued)   8

SECURE FUTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016

Note 2.   **Summary of Significant Accounting Policies (Continued)**

Property and equipment:

Property and equipment are recorded at cost. Depreciation is calculated using the Modified Accelerated Cost Recovery System (MACRS). The lives used for depreciation purposes are those permitted for income tax purposes and therefore, some assets may be depreciated faster than their estimated economic useful lives. In 2016, management elected to deduct additional bonus depreciation on current year purchases as allowed by Internal Revenue Code Section 168(k). Qualifying solar energy equipment is eligible for a 30% federal income tax credit and a cost recovery period of five years.

Income taxes:

The Company files its income tax return as a partnership for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income from the Company is taxed to the members in their individual returns on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Operating Agreement of the Company.

The investment tax credit ("ITC") is based on the amount that the Company invested in solar property and equipment with 30 percent of that cost eligible to be claimed on the Company's federal tax return. Additionally, half of the ITC must be allocated according to the members' interests in the Company.

Revenue recognition:

With the exception of the initial prepayment, revenue is recorded when received as opposed to when earned. The prepayment is presented as deferred revenue and is recognized as income as the funds are earned.

Advertising costs:

Advertising costs are expenses in the period incurred. Advertising expenses amount to $36,572 for the year ended December 31, 2016.

Subsequent events:

The Company has evaluated subsequent events through March 30, 2017, which is the date the financial statements were available to be issued.

Note 3.   **Investments in Closely Held Businesses**

The Company holds ownership interests in four related entities. These investments are accounted for under the equity method. Under this method, the Company accounts for its investment by increasing the carrying value of the investment for contributions made and its share of income earned. Any losses or distributions from the investment decrease the carrying amount of the investment.

SECURE FUTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016

Note 3.   **Investments in Closely Held Businesses (Continued)**

Once losses have reduced the carrying value to zero, any additional losses allocated to the investor can only reduce the carrying value to a liability of the investor's amount of debt and contribution guarantees. Any losses which do not reduce the carrying value of the investment are carried forward and are used to offset future income allocated to the investor.

At December 31, 2016, the Company's interest in these closely held business was as follows:

Holding	Ownership %	Balance
ASA, LLC	99.90%	$ 29,448
Preshburg Solar, LLC	1.28%	(55)
Richmond Solar, LLC	1.00%	(163)
Thrifty Solar, LLC	99.00%	(63,083)
		$ (33,853)

The Company conducts transactions with these entities in the ordinary course of business. At December 31, 2016, the Company owed developer fees to these entities in the amount of $845,167 as well as other amounts of $25,967.

Note 4.   **Property and Equipment**

Property and equipment consisted of the following:

Furniture and equipment	$ 42,698
Solar Array Projects	3,733,196
704(b) bookups	1,612,612
Fixed asset improvements	28,592
Construction in progress	68,833
	5,485,931
Less: Accumulated depreciation	(1,676,588)
	$ 3,809,343

Depreciation expense was $388,794 for the year ending December 31, 2016.

SECURE FUTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016

Note 5.   Deferred Revenue

Deferred revenue consists of the following:

Amounts received in advance for the use of Solar equipment owned by the Company	$	1,623,954
Amounts received in advance for the sale of electricity		226,578
		1,850,532
Expected to be earned in one year		(169,025)
	$	1,681,507

Note 6.   Notes Payable

The Company has an open line of credit at Park View Federal Credit Union in the amount of $100,000 and bears an interest rate of 6.00%. The line of credit is secured by deposit accounts, solar panels located at Eastern Mennonite University, and revenue generated from said panels. There was no outstanding balance on this note at December 31, 2016.

The Company also had a note payable to Solar World which was incurred for the purchase of solar panels. The note was non-interest bearing, was due on demand and carried a balance of $165,000 at December 31, 2016. It was repaid in January 2017.

Note 7.   Long-Term Debt

Long-term debt consisted of the following:

Note payable to Ford Credit due in monthly installments of $658, including interest at 5.49%, due October 26, 2021. This note is secured by a vehicle.	$	33,454
Note payable to Park View Federal Credit Union due in monthly installments of $1,225, including interest at 5.50%, with a balloon payment due July 10, 2021. The note is secured by deposits, solar panels located at Eastern Mennonite University, and the electricity revenue from said panels.		145,991
		179,445
Less current portion		(13,055)
	$	166,390

SECURE FUTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016

Note 7.   **Long-Term Debt (Continued)**

The future principal maturities of long-term debt are as follows:

2017	$	13,055
2018		13,794
2019		14,568
2020		15,370
2021		122,658
	$	179,445

Note 8.   **Guaranteed Payments**

Guaranteed payments are made by the Company to a member without regard to the income earned by the Company during the year. Guaranteed payments in the amount of $63,400 were expensed during the year ending December 31, 2016.

Note 9.   **Sale-Leaseback Agreement**

The Company entered into a ten year sale-leaseback agreement with M&T Bank during the year 2016. The Company sold a solar array for $2,905,502 and now leases the equipment back from M&T bank in order to sell energy for seven solar projects throughout the state of Virginia. For the year ending December 31, 2016, the Company set up a rent reserve of $79,211 to cover rent for seven months. The Company is required to prepay rent in the amount of $407,245 by March 2017 and actually repaid the balance in February 2017.

Future rent expense is as follows:

2017	$	217,074
2018		159,447
2019		162,479
2020		165,588
2021		168,775
Thereafter		891,962
	$	1,765,325